Ixia to Acquire Catapult Communications
Acquisition Will Make Ixia a Leader in 3G and 4G Wireless Test Market
Will Host Webcast at 8:30 AM Eastern Time Tomorrow, May 12th
CALABASAS, CA, May 11, 2009 — Ixia (Nasdaq: XXIA) announced today that it has signed a definitive agreement with Catapult Communications Corporation (Nasdaq: CATT) (“Catapult”), under which Ixia will acquire Catapult for $9.25 per share in cash. The transaction is valued at approximately $105 million, or $63 million net of Catapult’s cash and investments. The acquisition is expected to close in the third quarter.
Catapult’s 3G and 4G wireless networking test solutions are an excellent complement to Ixia’s complete line of IP performance test systems and service verification platforms. With this acquisition, Ixia will be able to provide a single source solution for testing converged multiplay IP services over wireless and wireline networks to new and existing customers, specifically telecom equipment manufacturers and global service providers. Catapult’s advanced wireless test systems deliver superior high-performance solutions for hundreds of protocols and variants, including LTE, IMS, WiMAX, CDMA, VoIP, GPRS and GSM.
“We are at an inflection point where today’s advanced communications are quickly merging into a single, seamless delivery network that combines fixed and mobile communications,” said Atul Bhatnagar, President and CEO of Ixia. “This acquisition will position Ixia as a leading source for end-to-end IP test solutions for wireline and wireless networks. In addition to immediately expanding our addressable market and making us a leader in 3G and 4G wireless testing, the acquisition will help drive top and bottom line growth.”
“Ixia and Catapult bring together complementary strengths in IP and wireless communications testing in terms of technology leadership and product portfolio,” said Dick Karp, Chairman and CEO of Catapult. “By combining Ixia’s multiplay IP test capabilities with Catapult’s wireless test expertise, Ixia will be able to offer the market a single, powerful solution that leverages both companies’ technologies, customers, and global distribution channels to accelerate growth and innovation in key markets.”
The acquisition will be conducted by means of a tender offer for all of the outstanding shares of common stock of Catapult, followed by a second-step merger. The board of directors of Catapult has unanimously recommended that the stockholders of Catapult accept the offer, and Dick Karp and Nancy Karp have entered into a support agreement to tender their shares, which represent approximately 37% of shares outstanding. The offer, which is expected to commence within the next ten business days, will be subject to customary conditions, including acceptance of the tender offer by the holders of a majority of Catapult’s outstanding shares and regulatory approvals (including antitrust compliance).

This transaction is expected to be accretive to Ixia’s non-GAAP earnings as early as the fourth quarter of 2009. Non-GAAP earnings exclude stock-based compensation, amortization of acquired intangible assets, and other non-recurring charges, net of the applicable tax effects.
Thomas Weisel Partners LLC is acting as financial advisor and Bryan Cave LLP is acting as legal counsel to Ixia.
Conference Call Information
Ixia will host a conference call to discuss this acquisition on Tuesday, May 12 at 8:30 AM Eastern Time. Open to the public, a live webcast of the conference call will be accessible from the “Investors” section of the Company’s Web Site (www.ixiacom.com). Following the live webcast, an archived version will be available on the Ixia Web Site for 90 days.
About Ixia
Ixia is a leading provider of IP performance test systems and service verification platforms for IP-based infrastructure and services. Ixia’s test systems are used by network and telephony equipment manufacturers, semiconductor manufacturers, service providers, governments and enterprises to validate the performance and reliability of complex IP networks, devices, and applications. Ixia’s multiplay test systems address the growing need to test voice, video, and data services and network capability under real-world conditions.
For more information, contact Ixia at 26601 W. Agoura Road, Calabasas, CA 91302; (818) 871-1800, Fax: (818) 871-1805; Email: info@ixiacom.com or visit our Web Site at http://www.ixiacom.com. Ixia and the Ixia four-petal logo are registered trademarks or trademarks of Ixia.
About Catapult Communications
Catapult is a leading supplier of advanced digital telecom test systems to global equipment manufacturers and service providers, including Alcatel-Lucent, Motorola, NEC, NTT DoCoMo, Nortel and Nokia Siemens Networks. The Catapult DCT2000 and MGTS systems deliver superior high-end test solutions for hundreds of protocols and variants—spanning LTE, IMS, WiMAX, UMTS, CDMA, VoIP, GPRS, GSM, and SS7. The Company is committed to providing testing tools that are at the forefront of the telecom technology curve.
For more information, contact Catapult at 160 South Whisman Road, Mountain View, CA 94041; (650) 960-1025. Or visit Catapult’s website at www.catapult.com.

Safe Harbor Under the Private Securities Litigation Reform Act of 1995:
Certain statements made in this press release are forward-looking statements, including, without limitation, statements regarding the potential acquisition of Catapult, the anticipated benefits of Ixia’s proposed acquisition of Catapult, possible future revenues, growth and profitability and future business and market share. In some cases, such forward-looking statements can be identified by terms such as “may,” “will,” “expect,” “plan,” “believe,” “estimate,” “predict” or the like. Such statements reflect our current intent, belief and expectations and are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause future results to differ materially from our current expectations include those identified in our Annual Report on Form 10-K for the year ended December 31, 2008, and in our other filings with the U.S. Securities and Exchange Commission. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Important Additional Information
Please note that this document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Catapult common stock will only be pursuant to an offer to purchase, letter of transmittal and related materials that Ixia, or a subsidiary thereof, intends to file with the U.S. Securities and Exchange Commission. Catapult intends to file with the U.S. Securities and Exchange Commission and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. When the materials are available, stockholders of Catapult should read those materials carefully because they contain important information, including the terms and conditions of the tender offer. Free copies of the materials, which will be filed by Ixia and Catapult, will be available at the U.S. Securities and Exchange Commission’s Website at www.sec.gov, or with respect to Ixia materials, at www.ixiacom.com, and also will be available, without charge, by directing requests to Ixia, and with respect to Catapult materials, at http://www.catapult.com/, and also will be available, without charge, by directing requests to Catapult.
Editorial Contact:
Kelly Maloit
Director of Public Relations
Dir: 818-444-2957
kmaloit@ixiacom.com
Investor Contact:
Tom Miller
Chief Financial Officer
Dir: 818-444-2325
tmiller@ixiacom.com